Exhibit 1

Pointer to Delist from the Tel Aviv Stock Exchange

ROSH HAAYIN, Israel, January 17, 2012, Pointer Telocation Ltd. (Nasdaq: PNTR, TASE: PNTR) - a leading supplier of technology and services for managing mobile resources and providing roadside services to the vehicle industry and to the insurance market, today announced that its Board of Directors has resolved to act to delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange (TASE). Consequently, Pointer intends to apply to the TASE and request that TASE initiate the delisting process.  The delisting in Israel will not affect Pointer’s continued listing on the NASDAQ Capital Market in the United States.

Under applicable Israeli law, the delisting of Pointer’s shares from trading on the TASE will take place at least 90 days after the date of this announcement and the publication thereof in Israeli newspapers which is expected to be on or about April 17, 2012. During the interim period, Pointer’s ordinary shares will continue to be traded on the TASE.

Pointer will announce the exact date of its TASE delisting when it becomes available.

About Pointer Telocation

Pointer is a leading supplier of MRM (Mobile Resource Management) for the motor vehicle industry. The combination of technological supremacy and innovation enables Pointer to develop and manufacture unique communications solutions to meet customers' needs. The Company provides a range of services to insurance companies and vehicle owners, including road services, car towing, locating stolen cars, managing vehicle fleets, safety products and other value added services.

This press release contains forward-looking statements which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated.  Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements.  A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F filed with the Securities Exchange Commission.

For more information:

Contact:
Zvi Fried, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: zvif@pointer.com